SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

ImClone Systems Incorporated
(Name of Subject Company)

ImClone Systems Incorporated
(Name of Person Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

45245W109
(CUSIP Number of Class of Securities)

Andrew K. W. Powell, Esq.
Senior Vice President and General Counsel
180 Varick Street
New York, NY 10014
(646) 638-5078
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:
Joel A. Yunis, Esq.
Evan L. Greebel, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York 10002
(212) 940-8800

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Contacts:
Tracy Henrikson	Rebecca Gregory
Corporate Communications	Corporate Communications
ImClone Systems Incorporated	ImClone Systems Incorporated
(908) 243-9945	(646) 638-5058
MEDIA@IMCLONE.COM

FOR IMMEDIATE RELEASE

NEW YORK, September 23, 2008—ImClone Systems Incorporated (NASDAQ: IMCL), announced today that the following letter was sent by Carl Icahn, its Chairman of the Board, to James Cornelius of Bristol-Myers Squibb Company (NYSE: BMY):

                      September 23, 2008

Mr. James M. Cornelius
Chairman and Chief Executive Officer
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154

Dear Jim:

        Your letter of yesterday contains inaccuracies which are misleading to our shareholders. Your statements that there have not been any meaningful discussions concerning your proposal have no basis in fact. Indeed during the last few weeks we told you we would be happy to meet if you wished to increase your offer to which you replied you had no intention to do. I also told you a large Pharma company had offered $70 subject to due diligence and the diligence will be over on Sunday, September 28, 2008. In light of these facts, your hostile tender of $62, at this time, seems absurd. If you wish to make your attorneys wealthier, I can show you more productive ways to do so. Or, if you simply want publicity, I can also help you in that regard without your having to make unnecessary expenditures.

Sincerely,
Carl C. Icahn Chairman of the Board

About ImClone Systems

        ImClone Systems Incorporated is a fully integrated global biopharmaceutical company committed to advancing oncology care by developing and commercializing a portfolio of targeted biologic treatments designed to address the medical needs of patients with a variety of cancers. The Company's research and development programs include growth factor blockers and angiogenesis inhibitors. ImClone Systems' headquarters and research operations are located in New York City, with additional administration and manufacturing facilities in Branchburg, New Jersey. For more information about ImClone Systems, please visit the Company's web site at http://www.imclone.com.

Important Information about the Press Release

        The tender offer referred to in this press release has not commenced and this press release is neither an offer to buy nor invitation to purchase any securities, or an offer to sell any securities. This does not constitute a recommendation as to any tender offer nor does this communication constitute a solicitation of any vote or approval.

        Investors and security holders are urged to read any disclosure documents filed with the SEC including any tender offer statement and Imclone Systems' recommendation when it is available because they contain important information. Investors and security holders will be able to obtain a free copy of the disclosure documents and recommendation (when they are available) and other documents filed with the SEC at the SEC's website at www.sec.gov or from Imclone Systems at its office at 180 Varick Street, New York, NY 10014

Forward Looking Information

        Certain matters discussed in this news release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the Federal securities laws. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those currently expected. Many of these factors are beyond the Company's ability to control or predict. Important factors that may cause actual results to differ materially and could impact the Company and the statements contained in this news release can be found in the Company's filings with the Securities and Exchange Commission, particularly those factors identified as "risk factors" in the Company's most recent annual report of Form 10-K and in its quarterly reports on Form 10-Q and current reports on Form 8-K. For forward-looking statements in this news release, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise.